Mail Stop 3561

      							December 12, 2005

Mr. Michael W. Palkovic
Executive Vice President and Chief Financial Officer
DIRECTV Group, Inc.
2230 East Imperial Highway
El Segundo, California  90245

	Re:	DIRECTV Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 1, 2005

		Forms 10-Q for Fiscal Quarter Ended September 30, 2005
		File No. 1-31945

Dear Mr. Palkovic:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Use of Estimates in the Preparation of the Consolidated Financial
Statements, page 48

Please revise your disclosures to address the following comments.
For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission`s Interpretive Release on
Management`s
Discussion and Analysis of Financial Condition and Results of
Operation which is located on our website at:
http://www.sec.gov/rules/interp/33-8350.htm.

1. We note that you do not disclose your significant accounting policy for pension and other postretirement benefits. Please describe the significant accounting estimates and/or assumptions you use to determine your pension and other postretirement costs and funding obligations and the likelihood of materially different reported results if different estimates and/or assumptions were to prevail. Also, expand your MD&A discussion to describe any known trends and/or uncertainties related to your pension and postretirement plans that will likely result in a material change in your results of operations, financial condition, or your liquidity.

2. We note that your discussion regarding goodwill, intangible assets, and indefinite lived assets valuation did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your
financial condition or results of operations.   Revise your
disclosures accordingly.

Consolidated Statements of Cash Flows, page 58

3. We note on page 63 that satellite costs include construction costs, launch costs, launch insurance, incentive obligations, direct development costs and capitalized interest. Tell us where you present incentive obligations in your consolidated cash flow statements.



Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 3: Acquisitions, Divestitures and Other Transactions, page 6

Sky Transactions, page 6

4. We note that the value of the note and the amount of equity you expect to receive will be adjusted in early 2006 based upon the successful migration and retention of DIRECTV Mexico`s subscribers by
Sky Mexico. The value of the equity is in excess of the discounted value of the variable five year note and the note can only be converted in early 2006 upon the final verification and agreement of the number of subscribers who meet the retention requirement. Please tell us in detail how you accounted for this transaction including the journal entries used. Also, tell us why you believe you can recognize a gain prior to the final verification. Provide us with your basis in accounting literature.

5. We note in the fourth quarter of 2004, you recorded $362.0 million in prepaid purchase price and the present value of News Corporation`s future reimbursement related to your assumption of certain liabilities of Sky Multi-Country Partners and certain related entities in "Investments and Other Assets." Please tell us in detail how you accounted for this transaction including the journal entries used. Also, tell us why it is appropriate to recognize the assumed liabilities before the transactions are completed. Include in your response references to the appropriate accounting literature.

ABS-CBN Agreement, page 8

6. We note in the third quarter of 2005, you entered into an agreement to migrate ABS-CBN Broadcasting Corporation`s subscribers from its TFCDirect satellite service to your service. As a result of this agreement, you recognized $1.7 million in costs related to the migration of these subscribers as an intangible asset. We also note that you are amortizing this asset over the estimated subscriber lives of ten years. Please tell us in detail how you accounted for this agreement and your basis for capitalizing the migration costs.
Include in your response references to the appropriate accounting literature.


Note 10: Related-Party Transactions, page 20

7. We note that you account for your 50% interest in HNS LLC as an equity method investment. Please provide us with a detailed discussion of the factors discussed in paragraph 5 of FIN 46R regarding your determination as to whether HNS LLC is a variable interest entity. If HNS LLC is a variable interest entity and subject to the consolidation provisions of FIN 46R, please provide us with your analysis as to how you determined that you were not the primary beneficiary.

Liquidity and Capital Resources, page 48

8. Please expand your liquidity section to discuss future cash requirements, debt instruments, guarantees and related covenants, cash management, and known material trends or uncertainties relating to such determinations.  For additional guidance, refer to Item
303
of Regulation S-K as well as Part Four of the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Michael W. Palkovic
DIRECTV Group, Inc.
December 12, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE